

November 12, 2007



Forward-Looking Statements and non-GAAP Financial Information

The information provided at the meeting today will include forward-looking statements relating to our sales, income from operations, depreciation and amortization, our worldwide markets, our growth in relation to end markets we serve operating efficiencies at our Tulsa facility and reinvestment of the proceeds of the sale of our precision components segment. Forward-looking statements are based on management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Hawk and which could cause actual results to differ materially from such statements. We do not assume any obligation to update these forward-looking statements.

Investment Highlights

- Worldwide leader of friction products to diverse industrial markets

- 80% of sales derived from specific sole-sourced applications

- Approximately 50% of sales generated from stable OE service and direct aftermarket due to "wear-part" quality nature of product

- Long standing blue chip customer relationships: 20+ years

- Strong Balance sheet with $74.0 million in cash and marketable securities

- $22.9 million debt reduction in August 2007

- Significant management ownership: 32% of common shares

HAWK CORPORATION

Hawk serves some of the world's best known companies

CATERPILLAR®

ABSC
AIRCRAFT BRAKING SYSTEMS CORPORATION

EAT•N

GOODRICH

Parker

VOLVO

JOHN DEERE

CARRARO

CNH

HAWK CORPORATION

Revenues by Market
YTD 9/30/2007



Precision Components Segment Sale

- Gross proceeds $94.2 million

- Sale closed at end of January 2007

- Available options for use of proceeds:

  - *Stock Buyback - $4.0 million plan approved; $3.0 million used to date*

  - *Bond Tender (per indenture, at par)*

    - Launched on July 11, 2007 for $84.9 million, $22.9 million senior notes tendered and redeemed

  - *Proceeds not used for stock buy-back or tender*

    - Friction products growth opportunities through acquisitions
    - Internal project development

Manufacturing Initiatives

- Operations leadership changes provided clear focus on manufacturing excellence

- Productivity levels continue to strengthen at all facilities

  - *Cost controls taking effect*
  - *Scrap levels continue to decline*
  - *Past due levels declining*
  - *On-time delivery metrics improving*

- Continued focus on lean manufacturing strategy

Technology Initiatives

- Fuel Cell development
  - *Partnership with UTC in development of next generation fuel cell technology*
  - *Recipient of $1.0 million grant from State of Ohio for Fuel Cell development work*
- Carbon based friction technology development
- Other composite material development

Friction Products Group





Friction materials used in brakes, clutches and transmissions

Products	Markets
Friction Materials	Truck
Components/Assemblies	Aerospace
	Construction & Mining
	Agriculture
	Recreation and performance automotive
	Military

Friction technology improvements offering longer life, better friction qualities, lighter weight

HAWK
CORPORATION

FPG Market Position

($ in Millions)

Market	Total Market Size	2006 Hawk Sales	2005 Hawk Sales	Competition	Customers
Off-Highway	$300	$111.0 Up 27.3%	$87.2	• Raytech • Dynax • Borg-Worner	• Caterpillar • Deere • Dana • ZF Sachs • Allison
Aircraft	$90	$32.4 Up 20.4%	$26.9	• Honeywell	• Goodrich • ABS • Parker
On-Highway	$170	$28.3 Up 9.3%	$25.9	• Miba	• Eaton • ZF Sachs
Specialty & Perf. Brake	$180	$28.2 Up 4.1%	$27.1	• Miba • Carbonne • Toshiba	• Military Humvee • Bombardier • Arctic Cat • Pep Boys

HAWK CORPORATION

Hawk Racing

  

Gears, bearings, driveshafts, bellhousings and starters

Products	Markets
Gear boxes, Transmissions & Clutches	Motorsport – NASCAR, ALMS, SCCA and street performance

Manufacturer of high performance clutch and drive train components for motorsport applications

Racing Developments

- Improving internal competencies required by high tech racing teams

- Participating in NASCAR's "Car of Tomorrow" initiative

- Sourcing from new gear provider

- Opportunities to gain multi-car teams for 2007 race season and beyond

- Increasing presence in 2nd tier racing circuits

3rd Quarter Consolidated Income

	9/30/2007	9/30/2006
Revenue	$54.3	$52.9
Gross profit	$12.0	$14.6
Gross profit %	22.1%	27.6%
Operating income	$4.2	$5.9
Operating income %	7.7%	11.1%
Income from continuing operations, after tax	$1.7	$1.4
Discontinued operations, net of tax	$0.0	$0.7
Net income	$1.7	$2.1
Diluted EPS from continuing operations	$0.18	$0.14
Diluted EPS	$0.18	$0.22

2007 projected operating results

(in millions)	12/31/2004	12/31/2005	12/31/2006	12/31/2007 Guidance
Net sales	$162.6	$181.9	$212.0	$224.0 - $226.0
Income from operations	$11.0	$2.4	$9.9	$17.0 - $19.0
Non-recurring costs	1.8	6.2	4.5	0.0
Adjusted income from operations	$12.8	$8.6	$14.4	$17.0 - $19.0
Depreciation & amortization	$7.0	$7.2	$7.3	$7.0 - $8.0

HAWK CORPORATION

Investment Summary 2007

- Company focusing on strongest segment
- Assessing best way to redeploy assets
  - *Acquisitions, stock buy-back, internal projects*
- Business base
  - *Red hot focus on operations*
  - *Steady, varied end-market growth*
  - *Lean-out manufacturing providing margin upside*
  - *Good business characteristics – wear parts, strong after-market, pricing control, long term customer relationships, strong technology development programs, global positioning*

HAWK
CORPORATION

